FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2019 Second Quarter

(April 1, 2018 through September 30, 2018)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2019 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 6, 2018

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo and Nagoya Stock Exchanges in Japan
Code number	: 7203
URL Representative	: http://www.toyota.co.jp : Akio Toyoda, President
Contact person	: Kenta Kon, Managing Officer, General Manager of Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 13, 2018
Payment date of cash dividends	: November 27, 2018
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2019 First Half (April 1, 2018 through September 30, 2018)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2019 first half	14,674,006	3.4	1,261,845	15.1	1,548,809	23.7	1,242,392	16.0
FY2018 first half	14,191,207	8.6	1,096,541	-1.8	1,252,173	6.4	1,071,328	13.2

(Note) Comprehensive income: FY2019 first half 1,516,668 million yen ( 10.9%), FY2018 first half 1,367,140 million yen ( 462.7%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2019 first half	427.02	422.68
FY2018 first half	359.55	355.92

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2019 second quarter	52,516,005	20,709,190	19,511,392	37.2
FY2018	50,308,249	19,922,076	18,735,982	37.2

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	100.00	—	120.00	220.00
FY2019	—	100.00
FY2019 (forecast)			—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2019 (April 1, 2018 through March 31, 2019)

	(% of change from FY2018)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,500,000	0.4	2,400,000	0.0	2,720,000	3.8	2,300,000	-7.8	793.21

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 9 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 9 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):FY2019 second quarter 3,262,997,492 shares, FY2018 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2019 second quarter 393,737,193 shares,FY2018 353,073,500 shares

(iii)	Average number of shares issued and outstanding in each period: FY2019 first half 2,892,141,263 shares,FY2018 first half 2,962,527,513 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2018	—	79.00	—	79.00	158.00
FY2019	—	105.50
FY2019 (forecast)			—	—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 second quarter (September 30, 2018)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,052,269	3,246,746	194,477
Time deposits	901,244	1,213,273	312,029
Marketable securities	1,768,360	1,409,930	(358,430)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,219,562	2,161,538	(58,024)
Finance receivables, net	6,348,306	6,569,109	220,803
Other receivables	489,338	432,238	(57,100)
Inventories	2,539,789	2,583,535	43,746
Prepaid expenses and other current assets	833,788	909,624	75,836

Total current assets	18,152,656	18,525,993	373,337

Noncurrent finance receivables, net	9,481,618	10,259,345	777,727
Investments and other assets:
Marketable securities and other securities investments	7,999,323	8,513,926	514,603
Affiliated companies	3,162,917	3,216,315	53,398
Employees receivables	22,562	22,438	(124)
Other	1,221,500	1,297,069	75,569

Total investments and other assets	12,406,302	13,049,748	643,446

Property, plant and equipment:
Land	1,404,611	1,397,488	(7,123)
Buildings	4,659,753	4,733,951	74,198
Machinery and equipment	11,535,381	11,809,909	274,528
Vehicles and equipment on operating leases	5,934,393	6,359,528	425,135
Construction in progress	509,851	558,088	48,237

Total property, plant and equipment, at cost	24,043,989	24,858,964	814,975

Less – Accumulated depreciation	(13,776,316)	(14,178,045)	(401,729)

Total property, plant and equipment, net	10,267,673	10,680,919	413,246

Total assets	50,308,249	52,516,005	2,207,756

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

	(Yen in millions)
	FY2018 (March 31, 2018)	FY2019 second quarter (September 30, 2018)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,154,913	5,355,210	200,297
Current portion of long-term debt	4,186,277	4,465,791	279,514
Accounts payable	2,586,657	2,380,962	(205,695)
Other payables	1,048,216	879,149	(169,067)
Accrued expenses	3,104,260	3,153,891	49,631
Income taxes payable	462,327	381,199	(81,128)
Other current liabilities	1,254,241	1,365,705	111,464

Total current liabilities	17,796,891	17,981,907	185,016

Long-term liabilities:
Long-term debt	10,006,374	11,064,495	1,058,121
Accrued pension and severance costs	931,182	943,000	11,818
Deferred income taxes	1,118,165	1,240,865	122,700
Other long-term liabilities	533,561	576,548	42,987

Total long-term liabilities	12,589,282	13,824,908	1,235,626

Total liabilities	30,386,173	31,806,815	1,420,642

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2018 and September 30, 2018 issued: 47,100,000 shares at March 31, 2018 and September 30, 2018	491,974	495,648	3,674

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2018 and September 30, 2018 issued: 3,262,997,492 shares at March 31, 2018 and September 30, 2018	397,050	397,050	—
Additional paid-in capital	487,502	487,354	(148)
Retained earnings	19,473,464	21,456,737	1,983,273
Accumulated other comprehensive income (loss)	435,699	(472,865)	(908,564)
Treasury stock, at cost, 353,073,500 shares at March 31, 2018 and 393,737,193 shares at September 30, 2018	(2,057,733)	(2,356,884)	(299,151)

Total Toyota Motor Corporation shareholders’ equity	18,735,982	19,511,392	775,410

Noncontrolling interests	694,120	702,150	8,030

Total shareholders’ equity	19,430,102	20,213,542	783,440

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	50,308,249	52,516,005	2,207,756

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Consolidated Statements of Income

	(Yen in millions)
	FY2018 first half (Six months ended September 30, 2017)	FY2019 first half (Six months ended September 30, 2018)	Increase (Decrease)
Net revenues:
Sales of products	13,233,974	13,638,830	404,856
Financing operations	957,233	1,035,176	77,943

Total net revenues	14,191,207	14,674,006	482,799

Costs and expenses:
Cost of products sold	10,989,823	11,290,626	300,803
Cost of financing operations	626,259	693,531	67,272
Selling, general and administrative	1,478,584	1,428,004	(50,580)

Total costs and expenses	13,094,666	13,412,161	317,495

Operating income	1,096,541	1,261,845	165,304

Other income (expense):
Interest and dividend income	92,762	124,778	32,016
Interest expense	(13,541)	(11,603)	1,938
Foreign exchange gain, net	53,819	64,784	10,965
Unrealized gains (losses) on equity securities	—	147,849	147,849
Other income (loss), net	22,592	(38,844)	(61,436)

Total other income (expense)	155,632	286,964	131,332

Income before income taxes and equity in earnings of affiliated companies	1,252,173	1,548,809	296,636

Provision for income taxes	374,247	473,591	99,344
Equity in earnings of affiliated companies	235,043	222,587	(12,456)

Net income	1,112,969	1,297,805	184,836

Less – Net income attributable to noncontrolling interests	(41,641)	(55,413)	(13,772)

Net income attributable to Toyota Motor Corporation	1,071,328	1,242,392	171,064

Note:  Net income attributable to common shareholders for the first half ended September 30, 2018 and 2017 is 1,234,998 million yen and 1,065,182 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 7,394 million yen and 6,146 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	359.55	427.02	67.47
Diluted	355.92	422.68	66.76

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2018 first half (Six months ended September 30, 2017)	FY2019 first half (Six months ended September 30, 2018)	Increase (Decrease)
Net income	1,112,969	1,297,805	184,836
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	76,126	141,848	65,722
Unrealized gains (losses) on securities	174,048	65,855	(108,193)
Pension liability adjustments	3,997	11,160	7,163

Total other comprehensive income (loss)	254,171	218,863	(35,308)

Comprehensive income	1,367,140	1,516,668	149,528

Less – Comprehensive income attributable to noncontrolling interests	(48,490)	(57,836)	(9,346)

Comprehensive income attributable to Toyota Motor Corporation	1,318,650	1,458,832	140,182

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

Second quarter for the three months ended September 30

Consolidated Statements of Income
	(Yen in millions)
	FY2018 second quarter (Three months ended September 30, 2017)	FY2019 second quarter (Three months ended September 30, 2018)	Increase (Decrease)
Net revenues:
Sales of products	6,655,852	6,784,867	129,015
Financing operations	487,749	526,406	38,657

Total net revenues	7,143,601	7,311,273	167,672

Costs and expenses:
Cost of products sold	5,547,092	5,650,630	103,538
Cost of financing operations	315,927	345,376	29,449
Selling, general and administrative	758,335	736,109	(22,226)

Total costs and expenses	6,621,354	6,732,115	110,761

Operating income	522,247	579,158	56,911

Other income (expense):
Interest and dividend income	26,002	36,890	10,888
Interest expense	(9,153)	(8,164)	989
Foreign exchange gain, net	31,028	25,568	(5,460)
Unrealized gains (losses) on equity securities	—	112,816	112,816
Other income (loss), net	2,701	(11,323)	(14,024)

Total other income (expense)	50,578	155,787	105,209

Income before income taxes and equity in earnings of affiliated companies	572,825	734,945	162,120

Provision for income taxes	188,849	227,428	38,579
Equity in earnings of affiliated companies	97,241	106,052	8,811

Net income	481,217	613,569	132,352

Less – Net income attributable to noncontrolling interests	(22,945)	(28,483)	(5,538)

Net income attributable to Toyota Motor Corporation	458,272	585,086	126,814

Note:  Net income attributable to common shareholders for the second quarter ended September 30, 2018 and 2017 is 581,389 million yen and 455,199 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 3,697 million yen and 3,073 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	154.28	202.20	47.92
Diluted	152.87	200.21	47.34

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2018 second quarter (Three months ended September 30, 2017)	FY2019 second quarter (Three months ended September 30, 2018)	Increase (Decrease)
Net income	481,217	613,569	132,352
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	60,838	91,139	30,301
Unrealized gains (losses) on securities	111,154	65,771	(45,383)
Pension liability adjustments	5,327	3,715	(1,612)

Total other comprehensive income (loss)	177,319	160,625	(16,694)

Comprehensive income	658,536	774,194	115,658

Less – Comprehensive income attributable to noncontrolling interests	(27,003)	(35,000)	(7,997)

Comprehensive income attributable to Toyota Motor Corporation	631,533	739,194	107,661

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2018 first half (Six months ended September 30, 2017)	FY2019 first half (Six months ended September 30, 2018)
Cash flows from operating activities:
Net income	1,112,969	1,297,805
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	834,275	865,307
Provision for doubtful accounts and credit losses	40,884	28,999
Pension and severance costs, less payments	4,022	10,161
Losses on disposal of fixed assets	18,651	19,093
Unrealized losses (gains) on marketable securities	327	(143,474)
Deferred income taxes	41,212	65,051
Equity in earnings of affiliated companies	(235,043)	(222,587)
Changes in operating assets and liabilities, and other	215,996	(94,167)

Net cash provided by operating activities	2,033,293	1,826,188

Cash flows from investing activities:
Additions to finance receivables	(7,390,735)	(7,878,662)
Collection of and proceeds from sales of finance receivables	6,915,378	7,358,000
Additions to fixed assets excluding equipment leased to others	(579,173)	(717,435)
Additions to equipment leased to others	(1,192,899)	(1,204,802)
Proceeds from sales of fixed assets excluding equipment leased to others	20,287	26,237
Proceeds from sales of equipment leased to others	593,914	693,712
Purchases of marketable securities and security investments	(1,636,248)	(1,089,727)
Proceeds from sales of and maturity of marketable securities and security investments	1,364,695	1,289,729
Changes in investments and other assets, and other	(31,529)	(331,318)

Net cash used in investing activities	(1,936,310)	(1,854,266)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,529,387	3,037,778
Payments of long-term debt	(2,300,693)	(2,201,865)
Increase in short-term borrowings	96,364	13,205
Dividends paid to Toyota Motor Corporation class shareholders	(2,473)	(3,721)
Dividends paid to Toyota Motor Corporation common shareholders	(327,220)	(349,191)
Dividends paid to noncontrolling interests	(48,955)	(42,240)
Reissuance (repurchase) of treasury stock	(248,421)	(299,595)

Net cash provided by (used in) financing activities	(302,011)	154,371

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	19,327	36,933

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(185,701)	163,226

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,149,326	3,219,639

Cash and cash equivalents and restricted cash and cash equivalents at end of period	2,963,625	3,382,865

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first half ended September 30, 2018 include restricted cash and cash equivalents of 167,370 million yen and 136,119 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

(4) Going Concern Assumption

None

(5) Significant Changes in Shareholders’ Equity

None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and supersedes the current revenue recognition guidance. The parent company and its consolidated subsidiaries (“Toyota”) applied the modified retrospective method of adoption to contracts that were not completed as of the adoption on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and requires entities to measure equity investments at fair value and recognize any changes in fair value in net income. Toyota adopted this guidance on April 1, 2018. Toyota recognized a cumulative-effect adjustment to retained earnings of ¥1,125,109 million as of April 1, 2018 for after-tax unrealized gains (losses) on equity securities previously recognized in accumulated other comprehensive income. Unrealized gains (losses) on equity securities, which is mainly included in “Unrealized gains (losses) on equity securities” of Toyota’s consolidated statements of income for the first half ended September 30, 2018, was ¥143,474 million.

TOYOTA MOTOR CORPORATION    FY2019 Second Quarter Financial Summary

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers other than inventory. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In November 2016, the FASB issued updated guidance for the statement of cash flows. This guidance requires that restricted cash and restricted cash equivalents should be included with cash and cash equivalents. It also requires entities to disclose how the statement of cash flows that includes restricted cash with cash and cash equivalents reconciles to the balance sheet. Toyota adopted this guidance on April 1, 2018. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. Restricted cash and cash equivalents mainly include customer collections on securitized receivables to be distributed to investors as payments on the related secured debt.

Supplemental Material for Financial Results for FY2019 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2018												FY2019						FY2019
	1Q (2017/4-6)		2Q (2017/7-9)		First Half 6 months (2017/4-9)		3Q (2017/10-12)		4Q (2018/1-3)		12 months (’17/4-’18/3)		1Q (2018/4-6)		2Q (2018/7-9)		First Half 6 months (2018/4-9)		Forecast 12 months (’18/4-’19/3)
Vehicle Production (thousands of units)	2,216		2,176		4,392		2,266		2,306		8,964		2,199		2,184		4,383
(Japan) – including Daihatsu & Hino	1,023		1,039		2,062		1,100		1,124		4,286		1,003		1,004		2,007
[Daihatsu & Hino]	[266	]	[260	]	[526	]	[273	]	[288	]	[1,087	]	[257	]	[257	]	[514	]
(Overseas) – including Daihatsu & Hino	1,193		1,137		2,330		1,166		1,182		4,678		1,196		1,180		2,376
[Daihatsu & Hino]	[92	]	[93	]	[186	]	[90	]	[129	]	[404	]	[133	]	[162	]	[295	]
North America	509		438		947		459		497		1,903		517		447		964
Europe	176		152		328		178		175		681		168		159		326
Asia	383		406		789		413		399		1,601		402		449		851
Central and South America	79		86		164		90		79		333		82		93		176
Oceania	20		23		43		0		0		43		0		0		0
Africa	26		32		59		26		32		117		28		31		59
Vehicle Sales (thousands of units)	2,215		2,175		4,389		2,289		2,286		8,964		2,236		2,183		4,419		8,900
(Japan) – including Daihatsu & Hino	544		543		1,087		552		616		2,255		510		521		1,031		2,200
[Daihatsu & Hino]	[164	]	[162	]	[326	]	[158	]	[201	]	[685	]	[155	]	[161	]	[316	]	[670	]
(Overseas) – including Daihatsu & Hino	1,671		1,632		3,302		1,737		1,670		6,709		1,726		1,662		3,388		6,700
[Daihatsu & Hino]	[71	]	[75	]	[145	]	[79	]	[82	]	[306	]	[75	]	[87	]	[162	]	[320	]
North America	723		672		1,396		735		675		2,806		746		665		1,411		2,750
Europe	240		229		469		237		262		968		253		240		493		950
Asia	363		382		744		404		394		1,543		394		417		811		1,680
Central and South America	108		109		217		118		110		445		117		120		237		460
Oceania	74		70		144		71		68		283		72		74		146		280
Africa	42		46		88		46		50		184		48		50		98		180
Middle East	119		122		240		123		109		472		93		95		188		400
Other	2		2		4		3		2		8		2		2		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,590		2,626		5,216		2,631		2,594		10,441		2,616		2,677		5,293		10,500
Housing Sales (units)	2,312		5,399		7,711		2,699		5,812		16,222		1,892		4,808		6,700		15,700

Supplemental 1

Supplemental Material for Financial Results for FY2019 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2018						FY2019				FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	First Half 6 months (2017/4-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	First Half 6 months (2018/4-9)		Forecast 12 months (’18/4-’19/3)
Foreign Exchange Rates
Yen to US Dollar Rate	111	111	111	113	108	111	109	111	110		as premise: 110
Yen to Euro Rate	122	130	126	133	133	130	130	130	130		as premise: 130
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	49.3	45.1	47.1	50.0	44.0	46.9	46.2	45.2	45.7		approximately: 46.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	46.2	43.3	44.7	46.8	42.0	44.4	43.8	42.7	43.2
Number of Employees	371,888	371,286	371,286	368,883	369,124	369,124	373,272	371,796	371,796	(Note 1)
Net Revenues (billions of yen)	7,047.6	7,143.6	14,191.2	7,605.7	7,582.5	29,379.5	7,362.7	7,311.2	14,674.0		29,500.0
Geographic Information
Japan	3,686.3	3,881.8	7,568.2	4,173.1	4,283.4	16,024.8	3,865.4	4,012.3	7,877.8
North America	2,661.4	2,567.7	5,229.2	2,799.8	2,545.3	10,574.4	2,791.1	2,636.4	5,427.5
Europe	761.5	758.2	1,519.8	792.2	873.1	3,185.2	785.8	795.8	1,581.7
Asia	1,196.7	1,287.6	2,484.4	1,341.5	1,322.2	5,148.1	1,316.2	1,318.7	2,634.9
Other	612.4	625.4	1,237.8	616.2	599.2	2,453.2	598.4	608.3	1,206.8
Elimination	-1,870.8	-1,977.3	-3,848.2	-2,117.1	-2,040.9	-8,006.4	-1,994.4	-2,060.4	-4,054.9
Business Segment
Automotive	6,368.6	6,368.2	12,736.8	6,862.8	6,798.1	26,397.9	6,633.4	6,514.8	13,148.3
Financial Services	503.7	493.8	997.5	512.5	506.8	2,017.0	516.8	534.4	1,051.3
All Other	337.9	430.8	768.8	381.0	496.2	1,646.1	358.0	412.3	770.4
Elimination	-162.8	-149.2	-312.1	-150.7	-218.7	-681.5	-145.6	-150.3	-296.0
Operating Income (billions of yen)	574.2	522.2	1,096.5	673.6	629.6	2,399.8	682.6	579.1	1,261.8		2,400.0
(Operating Income Ratio) (%)	(8.1)	(7.3)	(7.7)	(8.9)	(8.3)	(8.2)	(9.3)	(7.9)	(8.6)		(8.1)
Geographic Information
Japan	319.2	321.3	640.5	470.6	548.7	1,659.9	395.9	354.2	750.2
North America	89.2	55.3	144.6	33.1	-38.8	138.8	63.5	47.4	110.9
Europe	20.3	17.4	37.7	23.3	13.8	75.0	23.0	38.1	61.2
Asia	104.3	109.8	214.2	123.6	95.3	433.1	146.3	137.1	283.4
Other	38.6	31.6	70.3	33.0	9.2	112.6	43.2	22.7	65.9
Elimination	2.4	-13.4	-10.9	-10.1	1.2	-19.8	10.4	-20.5	-10.0
Business Segment
Automotive	489.3	423.1	912.5	569.0	529.5	2,011.1	602.5	462.2	1,064.7
Financial Services	75.3	69.4	144.7	82.6	58.1	285.5	73.5	81.4	154.9
All Other	13.6	22.8	36.4	24.7	39.5	100.8	11.4	29.3	40.8
Elimination	-4.0	6.8	2.8	-2.7	2.3	2.3	-4.8	6.1	1.2
Income before Income Taxes (billions of yen)	679.3	572.8	1,252.1	750.9	617.3	2,620.4	813.8	734.9	1,548.8		2,720.0
(Income before Income Taxes Ratio) (%)	(9.6)	(8.0)	(8.8)	(9.9)	(8.1)	(8.9)	(11.1)	(10.1)	(10.6)		(9.2)
Equity in Earnings of Affiliated Companies (billions of yen)	137.8	97.2	235.0	123.8	111.2	470.0	116.5	106.0	222.5		460.0
Net Income (billions of yen)	613.0	458.2	1,071.3	941.8	480.8	2,493.9	657.3	585.0	1,242.3		2,300.0	(Note 2)
(Net Income Ratio) (%)	(8.7)	(6.4)	(7.5)	(12.4)	(6.3)	(8.5)	(8.9)	(8.0)	(8.5)		(7.8)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	293.4	293.4	—	349.1	642.6	—	286.9	286.9	(Note 3)
Cash Dividends per Share (yen)	—	100	100	—	120	220	—	100	100
Payout Ratio (%)	—	27.8	27.8	—	24.8	26.1	—	23.4	23.4
Model AA Class Shares
Cash Dividends (billions of yen)	—	3.7	3.7	—	3.7	7.4	—	4.9	4.9	(Note 3)
Cash Dividends per Share (yen)	—	79	79	—	79	158	—	105.5	105.5
Value of Shares Repurchased (billions of yen)[actual purchase]	—	249.9	249.9	34.9	214.9	499.9	129.1	170.8	299.9	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	249.9	—	299.9	549.9	—	250.0 (maximum )	250.0 (maximum	(Note 4) )(Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2019 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2018						FY2019				FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	First Half 6 months (2017/4-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (’17/4-’18/3)	1Q (2018/4-6)	2Q (2018/7-9)	First Half 6 months (2018/4-9)		Forecast 12 months (’18/4-’19/3)
R&D Expenses (billions of yen)	278.6	272.0	550.6	264.3	249.2	1,064.2	268.5	258.5	527.1		1,080.0
Depreciation Expenses (billions of yen)	212.9	242.3	455.3	248.5	260.6	964.4	217.7	255.3	473.1		1,000.0	(Note 6)
Geographic Information
Japan	108.4	132.6	241.1	136.4	145.9	523.4	108.5	148.1	256.6		550.0
North America	45.5	48.7	94.3	51.8	55.7	201.9	49.8	50.6	100.4		210.0
Europe	15.4	16.3	31.8	15.4	13.2	60.5	14.1	11.3	25.4		60.0
Asia	34.1	35.3	69.5	35.1	37.1	141.7	36.5	36.0	72.6		140.0
Other	9.2	9.2	18.5	9.6	8.6	36.7	8.6	9.1	17.7		40.0
Capital Expenditures (billions of yen)	205.7	285.1	490.9	299.4	512.3	1,302.7	311.8	307.6	619.5		1,380.0	(Note 6)
Geographic Information
Japan	112.5	152.1	264.7	156.9	264.0	685.7	143.6	167.5	311.2		730.0
North America	65.3	70.9	136.2	83.5	139.0	358.8	106.6	75.6	182.2		330.0
Europe	4.8	15.0	19.9	16.1	23.4	59.6	15.1	30.9	46.0		140.0
Asia	13.3	29.3	42.7	21.1	62.9	126.8	25.2	15.9	41.2		120.0
Other	9.6	17.6	27.2	21.7	22.7	71.7	21.2	17.5	38.7		60.0
Total Liquid Assets (billions of yen)	9,364.0	9,306.7	9,306.7	9,309.1	9,372.1	9,372.1	9,005.4	9,562.6	9,562.6	(Note 7)
Total Assets (billions of yen)	49,456.0	50,253.0	50,253.0	51,216.4	50,308.2	50,308.2	51,049.1	52,516.0	52,516.0
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,874.2	18,253.4	18,253.4	18,996.4	18,735.9	18,735.9	18,946.9	19,511.3	19,511.3
Return on Equity (%)	13.8	10.1	11.9	20.2	10.1	13.7	13.9	12.1	12.9
Return on Asset (%)	5.0	3.7	4.3	7.4	3.8	5.0	5.2	4.5	4.8
Number of Consolidated Subsidiaries (including Variable Interest Entities)						606
No. of Affil. Accounted for Under the Equity Method						57

Analysis of Consolidated Net Income for FY2019 (billions of yen, approximately)	2Q (2018/7-9)	First Half 6 months(Note 2) (2018/4-9)
Marketing Efforts	105.0	150.0
Effects of Changes in Exchange Rates	-20.0	-20.0
Cost Reduction Efforts	15.0	30.0
From Engineering	0.0	0.0
From Manufacturing and Logistics	15.0	30.0
Increase or decrease in expenses and expense reduction efforts	-20.0	40.0
Other	-23.1	-34.7
(Changes in Operating Income)	56.9	165.3
Non-operating Income	105.2	131.3
Equity in Earnings of Affiliated Companies	8.8	-12.4
Income Taxes, Net Income Attributable to Noncontrolling Interests	-44.1	-113.1
(Changes in Net Income)	126.8	171.0	(Note 2)

Supplemental 3

Supplemental Material for Financial Results for FY2019 Second Quarter (Unconsolidated)

< Japan GAAP >

	FY2018						FY2019			FY2019
	1Q (2017/4-6)	2Q (2017/7-9)	First Half 6 months (2017/4-9)	3Q (2017/10-12)	4Q (2018/1-3)	12 months (‘17/4-‘18/3)	1Q (2018/4-6)	2Q (2018/7-9)	First Half 6 months (2018/4-9)	Forecast 12 months (‘18/4-‘19/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	757	779	1,536	827	836	3,199	746	748	1,493	3,200
Overseas Vehicle Production (thousands of units)	1,464	1,420	2,884	1,435	1,405	5,724	1,451	1,443	2,895	5,700
Domestic Vehicle Retail Sales (thousands of units)	390	383	773	384	440	1,597	359	381	740	1,540
Exports Vehicle Sales (thousands of units)	440	457	897	504	481	1,882	464	461	925	1,940
North America	190	193	383	220	193	796	191	197	388	820
Europe	57	63	120	57	71	248	65	56	121	260
Asia	72	77	149	97	77	323	76	83	159	330
Central and South America	12	12	24	14	15	53	16	11	27	50
Oceania	40	42	82	38	46	166	46	43	89	180
Africa	14	15	29	13	12	54	14	14	28	60
Middle East	53	54	107	63	64	234	54	55	109	240
Other	2	1	3	2	3	8	2	2	4
Net Revenues (billions of yen)	2,870.2	2,918.1	5,788.3	3,259.8	3,153.2	12,201.4	2,980.3	3,026.3	6,006.6	12,300.0
Domestic	962.8	946.5	1,909.4	1,067.5	1,098.4	4,075.4	923.9	949.9	1,873.9
Exports	1,907.3	1,971.5	3,878.8	2,192.2	2,054.8	8,126.0	2,056.3	2,076.3	4,132.7
Operating Income (billions of yen)	222.4	215.5	438.0	343.3	476.1	1,257.5	308.7	284.5	593.3	1,220.0
(Operating Income Ratio) (%)	(7.8)	(7.4)	(7.6)	(10.5)	(15.1)	(10.3)	(10.4)	(9.4)	(9.9)	(9.9)
Ordinary Income (billions of yen)	570.7	513.2	1,084.0	674.4	479.7	2,238.1	714.8	507.6	1,222.5	2,160.0
(Ordinary Income Ratio) (%)	(19.9)	(17.6)	(18.7)	(20.7)	(15.2)	(18.3)	(24.0)	(16.8)	(20.4)	(17.6)
Net Income (billions of yen)	488.1	437.4	925.6	585.7	347.9	1,859.3	591.5	397.7	989.3	1,750.0
(Net Income Ratio) (%)	(17.0)	(15.0)	(16.0)	(18.0)	(11.0)	(15.2)	(19.8)	(13.1)	(16.5)	(14.2)
R&D Expenses (billions of yen)	241.6	237.3	479.0	230.3	211.2	920.6	234.4	225.1	459.6	920.0
Depreciation Expenses (billions of yen)	58.4	58.0	116.5	56.0	55.2	227.8	52.6	57.3	109.9	240.0
Capital Expenditures (billions of yen)	54.0	57.6	111.6	60.0	113.2	284.8	73.6	61.8	135.5	320.0

Analysis of Unconsolidated Net Income for FY2019 (billions of yen, approximately)	2Q (2018/7-9)	First Half 6 months (2018/4-9)
Marketing Efforts	25.0	35.0
Effects of Changes in Exchange Rates	10.0	5.0
Cost Reduction Efforts	25.0	40.0
From Engineering	20.0	35.0
From Manufacturing and Logistics	5.0	5.0
Increase or decrease in expenses and expense reduction efforts	10.0	75.0
Other	-1.1	0.2
(Changes in Operating Income)	68.9	155.2
Non-operating Income	-74.4	-16.7
Income Taxes, etc.	-34.1	-74.8
(Changes in Net Income)	-39.6	63.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in eash case those relating to financial services

Supplemental 4